[Letterhead of Kelley Drye & Warren LLP]

January 16, 2007

VIA HAND DELIVERY

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-7010

Attention:	Ms. Cathey Baker

Mr. David Link

Re:	Symmetry Holdings Inc. S-1 Amendment No. 6

Dear Ms. Baker and Mr. Link:

On behalf of our client, Symmetry Holdings Inc. (“Symmetry”), enclosed are four sets of my colleague Randi-Jean G. Hedin’s responses to the comments contained in your letter dated January 10, 2007, Symmetry’s Amendment No. 6 to its Registration Statement on Form S-1, File No. 333-135353 and all of the revised exhibits thereto, a redline of Amendment No. 6 against Symmetry’s Amendment No. 5, as filed with the Securities and Exchange Commission (the “Commission”) on December 8, 2006, a redline of Amendment No. 6 against Symmetry’s Amendment No. 4, as filed with the Commission on November 30, 2006 and redlines of all of the revised exhibits against the most recent versions of such exhibits previously filed with the Commission.

Symmetry hereby supplementally confirms to you that all of the participants in the private placement of warrants to Symmetry’s existing stockholders will be existing stockholders, either directly or through trusts or limited partnerships established by them for the benefit of their families.

January 16, 2007

Page Two

If you have any questions, please call me at 203-351-8106 or Randi-Jean G. Hedin at 203-351-8107. Thank you.

Sincerely,

/s/Jeffrey A. Letalien

Jeffrey A. Letalien

Enclosures

cc:	Mr. Paul Belvin, Associate Director, SEC

Mr. Michael Karney, Branch Chief

Randi-Jean G. Hedin

Mr. Corrado De Gasperis